UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd,

(Translation of registrant’s name into English)

No.1018 Haihe Road, Dushangang Town,

Pinghu City, Jiaxing, Zhejiang Province,

China, 314205
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Annual General Meeting of Shareholders

On December 8, 2025, at 11:00 A.M., China Standard Time (December 7, 2025, at 10:00 P.M., Eastern Time), Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) at its executive office at No. 1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang Province, China, 314205. Holders of 14,208,541 Class A ordinary shares, and 16,000,000 Class B ordinary shares of the Company were present in person or by proxy at the Extraordinary Meeting, representing a total voting power of approximately 99% of the total voting power represented by the 18,897,500 Class A and 16,000,000 Class B ordinary shares issued and outstanding as of the record date of November 10, 2025, and therefore constituting a quorum. All matters voted on at the Extraordinary Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Extraordinary Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:	To consider and vote upon an ordinary resolution to increase the Company’s authorized share capital from US$500 divided into 350,000,000 Class A ordinary shares of par value of US$0.00000125 each (“Class A Shares”) and 50,000,000 Class B ordinary shares of par value of US$0.00000125 each (“Class B Shares,” together with Class A Shares, “Ordinary Shares”) to US$78,125 divided into 50,000,000,000 Class A Shares and 12,500,000,000 Class B Shares, by the creation of 49,650,000,000 new Class A Shares and 12,450,000,000 Class B Shares (the “Share Capital Increase”).	494,151,053	55,938	1,550
Proposal Two:	Subject to Proposal One being passed, to consider and vote upon a special resolution to amend and restate the Company’s Memorandum of Association to reflect the Share Capital Increase.	494,152,506	55,985	50
Proposal Three:	To consider and vote upon an ordinary resolution to approve a share combination of the Class A Shares and Class B Shares, at a ratio of not less than 1-for-2 and not more than 1-for-250, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Share Combination”), and authorize the Board of Directors to implement such Share Combination at its discretion at any time prior to the one-year anniversary of the Meeting.	494,151,685	55,306	1,550
Proposal Four:	Subject to Proposal Three being passed, to consider and vote upon a special resolution, to amend and restate the Company’s Memorandum and Articles of Association to reflect the Share Combination, once implemented.	494,154,133	52,803	1,605
Proposal Five	To consider and vote upon an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, and Proposal Four.	494,159,096	49,395	50

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2025	Huachen AI Parking Management Technology Holding Co., Ltd,

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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